# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO CALIFORNIA MUNICIPAL INCOME FUND, CIK 0001140411
CUSIP: 72200N700
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N Tryon Street, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,920; sole dispositive power 0; shared dispositive power 1,920; aggregate amount beneficially owned 1,920 (79.4% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,920; sole dispositive power 0; shared dispositive power 1,920; aggregate amount beneficially owned 1,920 (79.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Name of issuer: PIMCO CALIFORNIA MUNICIPAL INCOME FUND
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Comment:
This Amendment No. 4 (this Amendment) amends, as set forth below, the statement on Schedule 13D, dated April 17, 2024 and filed with the SEC on April 24, 2024 (as amended to the date hereof, the Original Schedule 13D), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the Reporting Persons) with respect to the remarketable variable rate munifund term preferred shares, series 2054 (CUSIP No. 72200N700) (RVMTP Shares) of PIMCO California Municipal Income Fund (the "Issuer").

This Amendment is being filed solely to report a change of the percent of class beneficially owned by the Reporting Persons due to the outstanding shares of the preferred class of the Issuer decreasing to 2,419 shares as reported by the Issuer to the Reporting Persons on September 10, 2026.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference".
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 Schedule I
99.7 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (09/17/2026)
- Banc of America Preferred Funding Corp: /s/ Monica Yako, Authorized Signatory (09/17/2026)